SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts-up FPSO Cidade de Ilhabelha in Santos Basin pre-salt Sapinhoá field

Rio de Janeiro, November 21, 2014 – Petróleo Brasileiro S.A. - Petrobras announces that the offshore platform Cidade de Ilhabela started-up this Thursday, November 20, at 5:37 a.m., in the Santos Basin pre-salt field of Sapinhoá. The new unit is part of the set of production projects scheduled for this year as outlined in the company’s 2014-2018 Business and Management Plan.

The platform Cidade de Ilhabela is an FPSO (floating production storage and offloading) vessel. Petrobras hired the consortium QGOG/SBM on March 30, 2012 to build the FPSO. The hull was converted from a tanker at the CXG shipyard, China while the integration of the process plant modules took place at the Brasa Shipyard, in Niterói (RJ).

The offshore platform was set up at a site where the water depth reaches 2,140 meters, some 310 km off the coast of São Paulo state. It will be able to produce up to 150 thousand barrels of oil per day (bpd), compress up to 6 million m³/day of natural gas and store 1.6 million barrels of oil. Moreover, the platform will be able to inject 180 thousand barrels of water per day. Well 3-SPS-69, the first to go into operation, has a production potential of 32 thousand bpd. The oil produced in Sapinhoá field is of excellent quality – 29° API on average – and is to be offloaded by tankers.

The unused portion of the gas for reinjection into the field will flow through the Sapinhoá-Lula-Mexilhão gas pipeline to the Monteiro Lobato Gas Treatment Unit (UTGCA) located in Caraguatatuba, on the coast of São Paulo state. FPSO Cidade de Ilhabela will be connected to nine production wells and seven injection ones. Peak of production is expected to occur in the second half of 2015.

The estimated local content for Sapinhoá field development is above 55%, higher than the 30% minimum local content stipulated by Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP). Thirteen of the FPSO’s 18 process plant modules were built in Brazil: three at EBSE-Nuclep, in Itaguaí (RJ), and ten at the Brasa Shipyard, in Niterói (RJ).

Sapinhoá field production started in January 2013 by interconnecting well 1-SPS-55 to FPSO Cidade de São Paulo (Sapinhoá Pilot), with a production capacity of up to 120 thousand bpd.

Sapinhoá field is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec S.A. (25%).

Technical specifications

Production capacity: 150,000 bpd

Natural gas treatment capacity: 6 million m³/day

Storage capacity: 1.6 million barrels of oil

Accommodation: 140 personnel

Water depth: 2,140 meters

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.